STATEMENT OF FINANCIAL CONDITION

Resolute Investment Distributors, Inc.
(A Delaware Corporation)
December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69912

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RESOLUTE INVESTMENT DISTRIBUTORS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 East Las Colinas Blvd. STE. 1200
(No. and Street)

Irving	**TX**	**75039**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell **973-727-7379**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

2323 Victory Avenue	**Dallas**	**TX**	**75219**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey K. Ringdahl, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Resolute Investment Distributors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

20210301-4926729

Signature

Title Executive Vice President

Subscribed and sworn to before me this 1st day of March 2021

NOTE: Based upon current SEC guidance and difficulties arising from COVID-19, Resolute Investment Distributors, Inc. is making this filing without a notarization.

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] (o) Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Resolute Investment Distributors, Inc.
(A Delaware Corporation)

Statement of Financial Condition

December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm....1

Statement of Financial Condition....2
Notes to Financial Statements....3

Ernst & Young LLP
2323 Victory Avenue
Suite 2000
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Resolute Investment Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Resolute Investment Distributors, Inc. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.
March 1, 2021

Resolute Investment Distributors, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Assets:		
Cash and cash equivalents	$	8,974,675
Restricted cash		500,000
Due from affiliates:		
Due from American Beacon Advisors, Inc.		1,251,788
Due from the American Beacon Funds		393,847
Due from ARK Investment Management LLC		3,771,482
Other assets		366,591
Total current assets		15,258,383
Deferred tax asset		56,183
Total assets		15,314,566
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	397,040
Sales distribution payable		633,049
Due to affiliates:		
Due to American Beacon Advisors, Inc.		17,126
Due to Resolute Investment Services, Inc.		244,805
Due to Resolute Investment Managers, Inc.		146,067
State income taxes payable		1,315,918
Commissions payable		3,267,419
Total liabilities		6,021,424
Stockholder's equity:		
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding		-
Additional paid-in capital		6,111,678
Retained earnings		3,181,464
Total stockholder's equity		9,293,142
Total liabilities and stockholder's equity	$	15,314,566

See accompanying notes

Resolute Investment Distributors, Inc.

Notes to Financial Statements

December 31, 2020

1. Organization and Significant Accounting Policies

Resolute Investment Distributors, Inc. (the Company) is a Delaware company organized on February 2, 2017 and is a wholly-owned subsidiary of Resolute Investment Managers, Inc. (Parent or RIM). The Company commenced operations on November 17, 2017. The Company is a registered limited purpose broker-dealer with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. Effective March 1, 2018, the Company commenced distribution services for the American Beacon Advisors, Inc. (ABA) mutual fund complex, the American Beacon Funds. ABA is an affiliate of the Company. The Company also provides certain marketing, distribution-related and selling services to its affiliate, ARK Investment Management LLC (ARK), a registered investment adviser, in connection with exchange-traded funds advised by ARK.

The following is a summary of significant accounting policies followed by the Company in the preparation of its statement of financial condition.

Basis of Presentation

The Company's financial statements are for the year ended December 31, 2020 and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Company's financial statement and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts and deposits with banks. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value due to the short-term maturity of these investments.

Restricted Cash

The Company is subject to requirements related to maintaining a minimum cash balance. Restricted cash as of December 31, 2020 represents contributed capital from RIM to the Company totaling $500,000 that must be held for a period of one year. The restriction expires in January 2021.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is considered a corporation and is a wholly-owned subsidiary of RIM's parent, Resolute Topco, Inc. (Topco Sub) for U.S. federal income tax purposes. Topco Sub files a consolidated federal income tax return that includes the Company, as well as other subsidiaries. Financial statement tax expense is determined under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has evaluated its tax positions to determine whether each position is "more likely than not" to be sustained upon their examination by the appropriate taxing authorities. Tax Years 2017 and forward are currently open for examination under federal and state statutes of limitations. The Company has unrecognized tax positions in the accompanying financial statement as described in Note 4.

2. New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses*, which eliminates the current incurred loss methodology and replaces it with an expected loss methodology. The Company adopted the standard, and there was not a material impact to the Company's financial statement.

3. Fair Value Measurement

The Company is subject to fair value accounting standards that define fair value, establish the framework for measuring fair value, and provide a three-level hierarchy for fair valuation based upon the inputs to the valuation as the measurement date. The three levels of the fair value hierarchy are as follows:

- Level 1 Quoted prices for identical instruments in active markets.

- Level 2 Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for financial instruments valued at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market mutual funds	$ 38,439	$ -	$ -	$ 38,439

4. Income Taxes

The components of deferred tax assets and deferred tax liabilities for the years ended December 31, 2020:

Deferred tax assets:	**2020**
Amortization of definite lived intangible assets	$ 35,529
Federal benefit of state taxes	20,654
Total deferred tax assets	56,183
Deferred tax liabilities:	
Total deferred tax liabilities	**-**
Total net deferred tax asset	**$ 56,183**

No valuation allowance has been recorded against the Company's deferred tax assets as management believes it is more likely than not that the deferred tax assets will be realized based on the weight of available evidence. The net decrease in the valuation allowance from 2019 to 2020 was $715,479. The decrease was primarily due to the full utilization of the existing net operating losses of the Company.

5. Related Parties

Total due from affiliates of $5,417,117 at December 31, 2020 includes normal course of business transactions between the Company and ABA, ARK, and the American Beacon Funds.

For the year ended December 31, 2020, the Company received capital contributions from the Parent totaling $500,000.

6. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. In accordance with the rule, the Company is required to maintain minimum net capital equal to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

6. Net Capital Requirement (continued)

Net capital and aggregate indebtedness change daily. At December 31, 2020, the Company had net capital of $5,904,868, which was $5,503,440 in excess of its required net capital of $401,428. At December 31, 2020, the percentage of aggregate indebtedness to net capital was 102%.

The net capital rules may effectively restrict the payment of equity withdrawals.

7. Indemnifications

Consistent with standard business practices, the Company has provided general indemnification to affiliates, associates, employees, or agents when it acts, in good faith, in the best interest of the Company. The Company expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent Events

Management has evaluated events or transactions through the date the financial statements were available to be issued. No other events or matters were identified that require recognition or disclosure in the financial statements.